October 15, 2014

VIA EDGAR AND FEDEX

Pamela A. Long, Assistant Director

Edward M. Kelly, Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Lyon Homes
William Lyon Homes, Inc.
Registration Statement on Form S-3
Filed September 17, 2014
File No. 333-198793

Dear Ms. Long and Mr. Kelly:

On behalf of our clients, William Lyon Homes (“Parent”) and William Lyon Homes, Inc. (“California Lyon”), we submit the responses of Parent and California Lyon to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 1, 2014 (the “Comment Letter”) relating to the Registration Statement on Form S-3 of Parent and California Lyon as filed with the Commission on September 17, 2014 (the “Registration Statement”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of Parent and California Lyon.

Legal Matters, page 27

1.	Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response: We respectfully acknowledge the Staff’s comment, and the disclosure will be updated in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) as follows to provide the address of Latham & Watkins LLP, as well as the addresses of Bryan Cave LLP, Greenberg Traurig, LLP and Davis Wright Tremaine LLP, whose opinions will be submitted as Exhibits 5.2, 5.3 and 5.4 to Amendment No. 1:

October 15, 2014

LEGAL MATTERS

Latham & Watkins LLP, Costa Mesa, California, will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of William Lyon Homes and William Lyon Homes, Inc. Certain other matters will be passed on for us by Bryan Cave LLP, Phoenix, Arizona, Greenberg Traurig, LLP, Las Vegas, Nevada, and Davis Wright Tremaine LLP, Seattle, Washington and Portland, Oregon. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

Exhibit 5.1

2.	The third paragraph indicates that counsel’s opinion is limited to the laws of the states of Delaware, California, and New York. To provide the binding obligation opinions for the Parent Guarantees and the California Lyon Guarantees, each as defined in the opinion, counsel’s opinion must consider also the law of the jurisdictions for subsidiary guarantors in the states of Arizona, Nevada, Oregon, and Washington. Please revise. For guidance you may wish to refer to Section II.B.1.e. of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission’s website. Note also footnote 21 of SLB 19.

Response: The opinion of Latham & Watkins LLP has been revised to address the Staff’s comment, and the opinions of Bryan Cave LLP, Greenberg Traurig, LLP and Davis Wright Tremaine LLP will be submitted with Amendment No. 1 to provide binding obligation opinions on the basis of the laws of the states of Arizona, Nevada, Oregon and Washington, respectively. The revised opinion of Latham & Watkins LLP will be submitted as Exhibit 5.1 to Amendment No. 1 in the form attached hereto as Exhibit A, and the opinions of Bryan Cave LLP, Greenberg Traurig, LLP and Davis Wright Tremaine LLP will be submitted as Exhibits 5.2, 5.3 and 5.4 to Amendment No. 1, respectively, in the forms attached hereto as Exhibits B, C and D (the “Local Counsel Opinions”).

3.	Refer to the qualifications under (iii) and (iv) in the paragraph following opinions. Tell us whether you believe these qualifications are covered under (i) and (ii) in the same paragraph. Alternatively, if the qualifications under (iii) and (iv) are not covered under (i) and (ii), please explain why you believe they are necessary. Note that we will not object if the binding obligation opinion is subject to limited exceptions, such as bankruptcy and equitable principles limitations, and various defenses encompassed by the equitable principles limitation. Please see Section II.B.1.e of SLB 19 and footnote 18 of SLB 19.

Response: We respectfully acknowledge the Staff’s comment, and qualifications (iv)(c) – (q) will be removed from the opinion of Latham & Watkins LLP submitted as Exhibit 5.1 to Amendment No. 1, and are not included in the forms of the Local Counsel Opinions.

In response to the Staff’s comment, set forth below are the explanations and support for the qualifications that remain in the form of opinion of Latham & Watkins LLP and the forms of Local Counsel Opinions, as applicable, attached hereto:

October 15, 2014

(1)	Clause (iii): the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to liability where such indemnification or contribution is contrary to public policy.

We respectfully submit to the Staff that this clause is an appropriate qualification to the opinion. Section 7.7 of the indenture governing the notes being registered under the Registration Statement (the “Indenture”) requires Parent or California Lyon, as applicable, to indemnify the trustees against any cost, expense or liability incurred by it in the performance of its duties under the Indenture, except to the extent any cost, expense or liability is attributable to willful misconduct or negligence of the Trustee. Numerous federal courts have examined indemnification provisions in underwriting agreements and have declined to enforce these provisions on public policy grounds.1 In the leading case, Globus v. Law Research Service, Inc., the U.S. Circuit Court of Appeals for the Second Circuit declined to enforce the indemnification provisions of an underwriting agreement for violations of the securities laws that were graver than ordinary negligence. In addition, federal courts have declined to enforce indemnification provisions in connection with securities law violations even when liability is based solely on negligence and not a graver offense.2

New York courts have concluded that federal law governs the right to indemnity under an underwriting agreement where the indemnity claim arose out of a case brought on asserted violations of federal securities laws.3 We recognize that the indemnity provisions subject to the qualification in the opinions are in an indenture, not an underwriting agreement. Nevertheless, these cases are relevant because, given the nature and subject of a trustee’s duties under an indenture, a claim for indemnity under the Indenture could involve a violation of federal securities laws. In such a case, a court could find, even where the trustee is simply negligent, that enforcing the indemnity provisions would violate public policy.

Both the Business Law Section of the American Bar Association in its Third Party Legal Opinion Report (the “ABA Report”) and the TriBar Opinion Committee in its report Third Party “Closing Opinions” (the “TriBar Report”) support a decision to take an exception with respect

[1]	See, e.g., Globus v. Law Research Serv., Inc., 418 F.2d 1276 (2d Cir. 1969), cert. denied, 397 U.S. 913 (1970); Laventhol, Krekstein, Horwath & Horwath v. Horwitch, 637 F.2d 672 (9th Cir. 1980); Odette v. Shearson, Hammill & Co., 394 F. Supp. 946 (S.D.N.Y 1975).
[2]	See Laventhol, 637 F.2d at 676 (observing that “permitting indemnity would undermine the statutory purpose of assuring diligent performance of duty and deterring negligence”); Odette, 394 F. Supp. at 956 (denying an indemnity claim because “public policy objections to indemnification of liabilities under the 1933 Act [are] broad enough to cover negligent misconduct”).
[3]	See Donaldson, Lufkin & Jenrette Sec. Corp. v. Star Technologies, Inc., 561 N.Y.S.2d 371 (1990), aff’d, 580 N.Y.S.2d 657 (1992).

October 15, 2014

to indemnification provisions where the law governing the opinion may not give effect to such provisions.4 The ABA Report includes an exception as to indemnification provisions in its list of common qualifications to an enforceability opinion, and the TriBar Report uses an indemnification exception as an example of an acceptable exception to such an opinion.5 Moreover, it is the Commission’s own opinion that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.6

For the reasons explained above, we believe that this qualification is appropriate.

(2)	Clause (iv)(a): we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.

We respectfully submit to the Staff that this clause is an appropriate qualification to the opinion. The Indenture provides for certain economic remedies to the noteholders and the trustee. Federal and New York courts have held that economic remedies are not enforceable if deemed to be a “penalty”.7 As outside counsel, Latham & Watkins LLP, Bryan Cave LLP, Greenberg Traurig, LLP and Davis Wright Tremaine LLP are not in a position to determine whether, as a financial matter, a given remedy is “reasonable” or a “penalty.”8 For these reasons, we believe that this qualification is appropriate.

(3)	Clause (iv)(b): we express no opinion as to (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies or judicial relief.

We respectfully submit to the Staff that this clause is an appropriate qualification to the opinion. The ABA Report notes that the enforceability of chosen law, consents to jurisdiction and venue, alternative dispute resolution and similar matters are often uncertain or dubious.9 For

[4]	See American Bar Association, Third Party Legal Opinion Report, 47 Bus. Law. 167, 205 (1991); TriBar Opinion Committee, Third Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 Bus. Law. 591, 622 (1998).
[5]	Id.
[6]	See Items 510 and 512(h) of Regulation S-K.
[7]	See, e.g., United States Naval Inst. v. Charter Communications, Inc., 936 F.2d 692 (2nd Cir. 1991); Truck Rent-A-Center, Inc. v. Puritan Farms 2nd, Inc., 41 N.Y.2d 420 (1977).
[8]	See TriBar Opinion Committee, Special Report of the TriBar Opinion Committee: The Remedies Opinion – Deciding When to Include Exceptions and Assumptions, 59 Bus. Law. 1483, 1492 (2004).
[9]	ABA Report at 201 (decision as to specific law applied by a court “is frequently complex and quite possibly, in the final analysis, unclear”).

October 15, 2014

example, federal courts have refused to enforce chosen law provisions in agreements due to interests of other states.10 For these reasons, we believe that this qualification is appropriate.

4.	The penultimate paragraph indicates that counsel assumed that the debt securities and the guarantees and the indentures governing them will be governed by the internal laws of the state of New York. It is inappropriate to include in an opinion the assumption of any readily ascertainable fact. We note that section 10.10 of the form of indenture filed as exhibit 4.1 to the registration statement specifies that the debt securities and the guarantees and the indentures governing them will be governed by the laws of the state of New York. Please revise. For guidance you may wish to refer to Section II.B.3.a. of SLB 19.

Response: We respectfully acknowledge the Staff’s comment, and the opinion of Latham & Watkins LLP will be revised to address the Staff’s comment. Please see the form of opinion of Latham & Watkins LLP attached hereto.

*    *    *

[10]	See, e.g., Electrical & Magneto Serv. Co. v. AMBAC Int’l Corp., 941 F.2d 660, 662 (8th Cir. 1991) (Missouri interest overrides provision choosing South Carolina law as governing law); Solman Distribs. v. Brown-Forman Corp., 888 F.2d 170, 172 (1st Cir. 1989 (Maine interest overrides provision choosing California law as governing law).

If you have any additional questions, please feel free to call the undersigned at (714) 755-8197 to discuss them.

Very truly yours,

/s/ Michael Treska
Michael Treska, Esq. of LATHAM & WATKINS LLP

cc:	Colin T. Severn, William Lyon Homes and William Lyon Homes, Inc.
Jason R. Liljestrom, William Lyon Homes and William Lyon Homes, Inc.
Cary K. Hyden, Latham & Watkins LLP

DRAFT FORM OF OPINION

Exhibit A

Form of Opinion of Latham & Watkins LLP

[—], 2014

William Lyon Homes

            and

William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as special counsel to William Lyon Homes, a Delaware corporation (“Parent”), and William Lyon Homes, Inc., a California corporation (“California Lyon”), in connection with their filing on the date hereof with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-3 (File No. 333-198793) (as amended, the “Registration Statement”), including a base prospectus (the “Base Prospectus”), which provides that it will be supplemented by one or more prospectus supplements (each such prospectus supplement, together with the Base Prospectus, a “Prospectus”), under the Securities Act of 1933, as amended (the “Act”), relating to the registration for issue and sale by the Company of up to $600,000,000 offering price of (i) shares of Parent’s Class A Common Stock, $0.01 par value per share (“Common Stock”), (ii) shares of one or more series of Parent’s preferred stock, $0.01 par value per share (“Preferred Stock”), (iii) one or more series of Parent’s debt securities (“Parent Debt Securities”) to be issued pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between Parent and U.S. Bank National Association (the “Trustee”), and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of Parent, in each case establishing the terms of each such series (collectively, the “Parent Indenture”), (iv) one or more series of California Lyon’s debt securities (the “California Lyon Debt Securities,” and, together with the Parent Debt Securities, the “Debt Securities”) to be issued pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between California Lyon and the Trustee, and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of California Lyon, in each case establishing the terms of each such series (collectively, the “California Lyon Indenture,” and, together with the Parent Indenture, the “Indentures”), (v) guarantees of the Parent Debt Securities (the “Parent Guarantees”) by California Lyon, one or more of the guarantors identified in Exhibit A-1 hereto (the “Specified Guarantors”) or one or more of the guarantors identified in Exhibit A-2 hereto (the “Additional Guarantors,” and collectively with California Lyon and the Specified Guarantors, the “Parent Guarantors”) to be issued pursuant to the Parent Indenture and (vi) guarantees of the California Lyon Debt Securities (the “California Lyon Guarantees,” and, together with the Parent Guarantees, the “Guarantees”) by Parent, one or more of the Specified Guarantors or one or

DRAFT FORM OF OPINION

more of the Additional Guarantors (collectively, the “California Lyon Guarantors,” and, together with the Parent Guarantors, the “Guarantors”). The Common Stock, Preferred Stock, Debt Securities and Guarantees, plus any additional Common Stock, Preferred Stock, Debt Securities and Guarantees that may be registered pursuant to any subsequent registration statement that Parent or California Lyon may hereafter file with the Commission pursuant to Rule 462(b) under the Act in connection with an offering by Parent or California Lyon contemplated by the Registration Statement, are referred to herein collectively as the “Securities.”

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related applicable Prospectus, other than as expressly stated herein with respect to the issue of the Securities.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of Parent, California Lyon, the Guarantors and others as to factual matters without having independently verified such factual matters. We are opining herein as to the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, the California Corporations Code and the California Revised Uniform Limited Liability Company Act, as applicable, and with respect to the opinions set forth in paragraphs 3 and 4 below, the internal laws of the State of New York, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware and California, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state. We call to your attention that each of the Additional Guarantors is organized in the State of Arizona, Nevada, Oregon or Washington, respectively, as indicated in Exhibit A-2 hereto. Various matters concerning the laws of the States of Arizona, Nevada, Oregon and Washington are addressed in the letters of Bryan Cave LLP, Greenberg Traurig, LLP and Davis Wright Tremaine LLP, respectively. With respect to the opinions expressed in paragraphs 3 and 4 below, to the extent they involve matters arising under the laws of the States of Arizona, Nevada, Oregon or Washington, respectively, we have with your consent relied exclusively on the opinions of Bryan Cave LLP, Greenberg Traurig, LLP or Davis Wright Tremaine LLP, as applicable, copies of which have been provided to you, subject to all of the assumptions, limitations and qualifications set forth therein.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. When an issuance of Common Stock has been duly authorized by all necessary corporate action of Parent, upon issuance, delivery and payment therefor in an amount not less than the par value thereof in the manner contemplated by the applicable Prospectus and by such corporate action, and in total amounts and numbers of shares that do not exceed the respective total amounts and numbers of shares (a) available under Parent’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and (b) authorized by the board of directors of Parent in connection with the offering contemplated by the applicable Prospectus, such shares of Common Stock will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, we have assumed that Parent will comply with all applicable notice

DRAFT FORM OF OPINION

requirements regarding uncertificated shares provided in the General Corporation Law of the State of Delaware.

2. When a series of Preferred Stock has been duly established in accordance with the terms of the Certificate of Incorporation and authorized by all necessary corporate action of Parent, upon issuance, delivery and payment therefor in an amount not less than the par value thereof in the manner contemplated by the applicable Prospectus and by such corporate action, and in total amounts and numbers of shares that do not exceed the respective total amounts and numbers of shares (a) available under the Certificate of Incorporation and (b) authorized by the board of directors of Parent in connection with the offering contemplated by the applicable Prospectus, such shares of such series of Preferred Stock will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, we have assumed that Parent will comply with all applicable notice requirements regarding uncertificated shares provided in the General Corporation Law of the State of Delaware.

3. When the Parent Indenture has been duly authorized, executed and delivered by all necessary corporate action of Parent, and when the specific terms of a particular series of Parent Debt Securities have been duly established in accordance with the terms of the Parent Indenture and authorized by all necessary corporate action of Parent, and such Parent Debt Securities have been duly executed, authenticated, issued and delivered against payment therefor in accordance with the terms of the Parent Indenture and in the manner contemplated by the applicable Prospectus and by such corporate action, such Parent Debt Securities will be the legally valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, and when the specific terms of a particular Parent Guarantee of such series of Parent Debt Securities by a Parent Guarantor have been duly established in accordance with such Parent Indenture and authorized by all necessary corporate, limited liability company or partnership action of such Parent Guarantor, as applicable, and when a supplement to the Parent Indenture providing for such Parent Guarantee has been duly authorized by all necessary corporate, limited liability company or partnership action of such Parent Guarantor, as applicable, and when such Parent Guarantee has been duly executed, issued and delivered in accordance with the Parent Indenture and such supplement to the Parent Indenture and in the manner contemplated by the applicable Prospectus and such corporate, limited liability company or partnership action, as applicable, such Parent Guarantee will be a legally valid and binding obligation of such Parent Guarantor, enforceable against such Parent Guarantor in accordance with its terms.

4. When the California Lyon Indenture has been duly authorized, executed and delivered by all necessary corporate action of California Lyon, and when the specific terms of a particular series of California Lyon Debt Securities have been duly established in accordance with the terms of the California Lyon Indenture and authorized by all necessary corporate action of California Lyon, and such California Lyon Debt Securities have been duly executed, authenticated, issued and delivered against payment therefor in accordance with the terms of the California Lyon Indenture and in the manner contemplated by the applicable Prospectus and by such corporate action, such California Lyon Debt Securities will be the legally valid and binding obligations of California Lyon, enforceable against California Lyon in accordance with their terms, and when the specific terms of a particular California Lyon Guarantee of such series of California Lyon Debt Securities by a California Lyon Guarantor have been duly established in accordance with such California Lyon Indenture and authorized by all necessary corporate,

DRAFT FORM OF OPINION

limited liability company or partnership action of such California Lyon Guarantor, as applicable, and when a supplement to the California Lyon Indenture providing for such California Lyon Guarantee has been duly authorized by all necessary corporate, limited liability company or partnership action of such California Lyon Guarantor, as applicable, and when such California Lyon Guarantee has been duly executed, issued and delivered in accordance with the California Lyon Indenture and such supplement to the California Lyon Indenture and in the manner contemplated by the applicable Prospectus and such corporate, limited liability company or partnership action, as applicable, such California Lyon Guarantee will be a legally valid and binding obligation of such California Lyon Guarantor, enforceable against such California Lyon Guarantor in accordance with its terms.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, and (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief.

With your consent, we have assumed (a) that each of the Debt Securities and the Guarantees and the Indentures governing such Securities (collectively, the “Documents”) has been or will be duly authorized, executed and delivered by the parties thereto, (b) that each of the Documents constitutes or will constitute legally valid and binding obligations of the parties thereto other than Parent, California Lyon and the Guarantors parties thereto, enforceable against each of them in accordance with their respective terms, and (c) that the status of each of the Documents as legally valid and binding obligations of the parties will not be affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or to make required registrations, declarations or filings with, governmental authorities.

DRAFT FORM OF OPINION

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained in the Prospectus under the heading “Legal Matters.” We further consent to the incorporation by reference of this letter and consent into any registration statement or post-effective amendment to the Registration Statement filed pursuant to Rule 462(b) under the Act with respect to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DRAFT

DRAFT FORM OF OPINION

Exhibit A-1

Specified Guarantors

1. California Equity Funding, Inc., a California corporation

2. PH-LP Ventures, a California corporation

3. Duxford Financial, Inc., a California corporation

4. Sycamore CC, Inc., a California corporation

5. Presley CMR, Inc., a California corporation

6. PH-Rielly Ventures, a California corporation

7. HSP Inc., a California corporation

8. PH Ventures-San Jose, a California corporation

9. Presley Homes, a California corporation

10. WLH Enterprises, a California general partnership

11. Lyon East Garrison Company I, LLC, a California limited liability company

12. Lyon Waterfront LLC, a Delaware limited liability company

13. Polygon WLH LLC, a Delaware limited liability company

Exhibit A-2

Additional Guarantors

14. William Lyon Southwest, Inc., an Arizona corporation

15. Circle G at the Church Farm North Joint Venture, LLC, an Arizona limited liability company

16. Mountain Falls, LLC, a Nevada limited liability company

17. Mountain Falls Golf Course, LLC, a Nevada limited liability company

18. Cascadian South L.L.C., an Oregon limited liability company

19. 460 Central, L.L.C., a Washington limited liability company

20. Baseline Woods SFD I, L.L.C., a Washington limited liability company

21. Baseline Woods SFD II, L.L.C., a Washington limited liability company

DRAFT FORM OF OPINION

22. Baseline Woods West, L.L.C., a Washington limited liability company

23. Bethany Creek Falls, L.L.C, a Washington limited liability company

24. Brownstone At Issaquah Highlands, L.L.C., a Washington limited liability company

25. Bryant Heights, L.L.C., a Washington limited liability company

26. Bull Mountain Ridge, L.L.C., a Washington limited liability company

27. Calais At Villebois, L.L.C., a Washington limited liability company

28. Cascadian King Company, L.L.C., a Washington limited liability company

29. Cascara At Redmond Ridge, L.L.C., a Washington limited liability company

30. Cedar Falls Way LLC, a Washington limited liability company

31. Cornelius Pass Townhomes, L.L.C., a Washington limited liability company

32. Edgewater Tualatin, L.L.C., a Washington limited liability company

33. Grande Pointe At Villebois, L.L.C., a Washington limited liability company

34. High Point III, L.L.C., a Washington limited liability company

35. Highcroft at Sammamish, L.L.C., a Washington limited liability company

36. Issaquah Highlands Investment Fund, L.L.C., a Washington limited liability company

37. Les Bois At Villebois, L.L.C., a Washington limited liability company

38. Mill Creek Terrace, L.L.C., a Washington limited liability company

39. Murray & Weir SFD, L.L.C., a Washington limited liability company

40. Orenco Woods SFD, L.L.C., a Washington limited liability company

41. Peasley Canyon Homes, L.L.C., a Washington limited liability company

42. PNW Cascadian Company, L.L.C., a Washington limited liability company

43. Polygon At Brenchley Estates, L.L.C., a Washington limited liability company

44. Polygon At Sunset Ridge, L.L.C., a Washington limited liability company

45. Polygon At Villebois II, L.L.C., a Washington limited liability company

46. Polygon At Villebois III, L.L.C., a Washington limited liability company

DRAFT FORM OF OPINION

47. Polygon At Villebois IV, L.L.C., a Washington limited liability company

48. Polygon At Villebois V, L.L.C., a Washington limited liability company

49. Polygon Northwest Company, L.L.C., a Washington limited liability company

50. Polygon Paymaster, L.L.C., a Washington limited liability company

51. Ridgeview Townhomes, L.L.C., a Washington limited liability company

52. Riverfront MF, L.L.C., a Washington limited liability company

53. Riverfront SF, L.L.C., a Washington limited liability company

54. Silverlake Center, L.L.C., a Washington limited liability company

55. Spanaway 230, L.L.C., a Washington limited liability company

56. Sparrow Creek, L.L.C., a Washington limited liability company

57. The Reserve At Maple Valley, L.L.C., a Washington limited liability company

58. The Reserve At North Creek, L.L.C., a Washington limited liability company

59. Twin Creeks At Cooper Mountain, L.L.C., a Washington limited liability company

60. Viewridge At Issaquah Highlands, L.L.C., a Washington limited liability company

61. W.R. Townhomes F, L.L.C., a Washington limited liability company

Exhibit B

Form of Opinion of Bryan Cave LLP

October         , 2014

William Lyon Homes

            and

William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as local counsel in the State of Arizona to William Lyon Southwest, Inc., an Arizona corporation (“William Lyon Southwest”), and Circle G at the Church Farm North Joint Venture, LLC, an Arizona limited-liability company (“Church Farm North” and together with William Lyon Southwest, the “Arizona Guarantors”), in connection with the filing by William Lyon Homes, a Delaware corporation (“Parent”), and William Lyon Homes, Inc., a California corporation (“California Lyon”), with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-3 (File No. 333-198793) (as amended, the “Registration Statement”), including a base prospectus (the “Base Prospectus”), which provides that it will be supplemented by one or more prospectus supplements (each such prospectus supplement, together with the Base Prospectus, a “Prospectus”), under the Securities Act of 1933, as amended (the “Act”), relating to the registration for issue and sale by the Company of up to $600,000,000 offering price of (i) shares of Parent’s Class A common stock, $0.01 par value per share (“Common Stock”), (ii) shares of one or more series of Parent’s preferred stock, $0.01 par value per share (“Preferred Stock”), (iii) one or more series of Parent’s debt securities (“Parent Debt Securities”) to be issued pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between Parent and U.S. Bank National Association (the “Trustee”), and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of Parent, in each case establishing the terms of each such series (collectively, the “Parent Indenture”), (iv) one or more series of California Lyon’s debt securities (the “California Lyon Debt Securities,” and, together with the Parent Debt Securities, the “Debt Securities”) to be issued pursuant to an

William Lyon Homes

William Lyon Homes, Inc.

October     , 2014

Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between California Lyon and the Trustee, and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of California Lyon, in each case establishing the terms of each such series (collectively, the “California Lyon Indenture,” and, together with the Parent Indenture, the “Indentures”), (v) guarantees of the Parent Debt Securities (the “Parent Guarantees”) by California Lyon or one or more of the guarantors including, without limitation, the Arizona Guarantors (the “Specified Guarantors”; and together with California Lyon, the “Parent Guarantors”), to be issued pursuant to the Parent Indenture and (vi) guarantees of the California Lyon Debt Securities (the “California Lyon Guarantees,” and, together with the Parent Guarantees, the “Guarantees”) by Parent or one or more of the Specified Guarantors, including, without limitation, the Arizona Guarantors (collectively, the “California Lyon Guarantors,” and, together with the Parent Guarantors, the “Guarantors”). The Common Stock, Preferred Stock, Debt Securities and Guarantees, plus any additional Common Stock, Preferred Stock, Debt Securities and Guarantees that may be registered pursuant to any subsequent registration statement that Parent or California Lyon may hereafter file with the Commission pursuant to Rule 462(b) under the Act in connection with an offering by Parent or California Lyon contemplated by the Registration Statement, are referred to herein collectively as the “Securities.” This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or Prospectus, other than as expressly stated herein with respect to the Securities.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of Parent, California Lyon, the Arizona Guarantors and others as to factual matters without having independently verified such factual matters. We are opining herein as to the internal laws of the State of Arizona, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction, or as to any matters of municipal law or the laws of any local agencies within the State of Arizona.

Subject to the foregoing and the other matters set forth herein, we are of the opinion that, as of the date hereof:

1. When the specific terms of a particular Parent Guarantee of a series of Parent Debt Securities by an Arizona Guarantor have been duly established in accordance with such Parent Indenture and authorized by all necessary corporate or limited liability company action of such Arizona Guarantor, as applicable, and when a supplement to the Parent Indenture providing for such Parent Guarantee by such Arizona Guarantor has been duly authorized by all necessary corporate or limited liability company action of such Arizona Guarantor, as applicable, and when such Parent Guarantee has been duly executed, issued and delivered by such Arizona Guarantor in accordance with the Parent Indenture and such supplement to the Parent Indenture and in the manner contemplated by the applicable Prospectus and such corporate or limited liability company action, as applicable, such Parent Guarantee will be a legally valid and binding

William Lyon Homes

William Lyon Homes, Inc.

October     , 2014

obligation of such Arizona Guarantor, enforceable against such Arizona Guarantor in accordance with its terms.

2. When the specific terms of a particular California Lyon Guarantee of a series of California Lyon Debt Securities by an Arizona Guarantor have been duly established in accordance with such California Lyon Indenture and authorized by all necessary corporate or limited liability company action of such Arizona Guarantor, as applicable, and when a supplement to the California Lyon Indenture providing for such California Lyon Guarantee by such Arizona Guarantor has been duly authorized by all necessary corporate or limited liability company action of such Arizona Guarantor, as applicable, and when such California Lyon Guarantee has been duly executed, issued and delivered by such Arizona Guarantor in accordance with the California Lyon Indenture and such supplement to the California Lyon Indenture and in the manner contemplated by the applicable Prospectus and such corporate or limited liability company action, as applicable, such California Lyon Guarantee will be a legally valid and binding obligation of such Arizona Guarantor, enforceable against such Arizona Guarantor in accordance with its terms.

Our opinions are subject to the following: (i) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, and (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief. We further express no opinion or view as to federal or state securities laws, tax laws, antitrust or trade regulation laws, insolvency or fraudulent transfer laws, antifraud laws, compliance with fiduciary duty requirements, pension or employee benefit laws, usury laws, environmental laws, margin regulations, rules of the Financial Industry Regulatory Authority, Inc. or stock exchange rules (without limiting other laws excluded by customary practice).

With your consent, we have assumed that (a) the Debt Securities, the Guarantees and the Indentures governing such Securities (collectively, the “Documents”) have been or will be duly authorized, executed and delivered by the parties thereto, (b) the Documents constitute legally valid and binding obligations of the parties thereto (other than the Arizona Guarantors), enforceable against each of them in accordance with their terms, and (c) that the status of each of the Documents as legally valid and binding obligations of the parties will not be affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents,

William Lyon Homes

William Lyon Homes, Inc.

October     , 2014

approvals or authorizations from, or to make required registrations, declarations or filings with, governmental authorities.

This opinion letter is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DRAFT

Exhibit C

Form of Opinion of Greenberg Traurig, LLP

October    , 2014

William Lyon Homes

William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, CA 92660

Re:	Registration Statement on Form S-3; Mountain Falls, LLC and
Mountain Falls Golf Course, LLC

Ladies and Gentlemen:

We have acted as special Nevada counsel in the State of Nevada (“State”) to Mountain Falls, LLC, a Nevada limited liability company (“Mountain Falls”) and Mountain Falls Golf Course, LLC, a Nevada limited liability company (“MFGC,” and together with Mountain Falls, the “Nevada Guarantors”) in connection with a Registration Statement on Form S-3 (File No. 333-198793) (as amended, the “Registration Statement”), including a base prospectus (the “Base Prospectus”), which provides that it will be supplemented by one or more prospectus supplements (each such prospectus supplement, together with the Base Prospectus, a “Prospectus”), initially filed with the Securities and Exchange Commission (“Commission”) on September 17, 2014, under the Securities Act of 1933, as amended (the “Act”) by William Lyon Homes, a Delaware corporation (“Parent”) and William Lyon Homes, Inc., a California corporation (“California Lyon”) (Parent and California Lyon, collectively, “Company”), relating to the registration for issue and sale by the Company of up to $600,000,000 offering price of (i) shares of Parent’s Class A common stock, $0.01 par value per share (“Common Stock”), (ii) shares of one or more series of Parent’s preferred stock, $0.01 par value per share (“Preferred Stock”), (iii) one or more series of Parent’s debt securities (“Parent Debt Securities”) to be issued pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between Parent and U.S. Bank National Association (the “Trustee”), and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of Parent, in each case establishing the terms of each such series (collectively, the “Parent Indenture”), (iv) one or more series of California Lyon’s debt securities (the “California Lyon Debt Securities,” and, together with the Parent Debt Securities, the “Debt Securities”) to be issued pursuant to an Indenture, in the form filed as

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PALM BEACH

COUNTY

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL¥

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

WARSAW~

WASHINGTON, D.C.

WESTCHESTER

COUNTY

*   OPERATES AS GREENBERG TRAURIG MAHER LLP

+   OPERATES AS GREENBERG TRAURIG, S.C.

^    A BRANCH OF GREENBERG TRAURIG, P.A. FLORIDA, USA

~   OPERATES AS GREENBERG TRAURIG GRZESIAK sp.k.

¥   OPERATES AS GREENBERG TRAURIG LLP FOREIGN LEGAL CONSULTANT OFFICE

** STRATEGIC ALLIANCE

GREENBERG TRAURIG, LLP  ¡  ATTORNEYS AT LAW  ¡  WWW.GTLAW.COM

3773 Howard Hughes Parkway, Suite 400 North ¡ Las Vegas, Nevada 89169  ¡  Tel 702.792.3773  ¡  Fax 702.792.9002

William Lyon Homes

October     , 2014

Exhibit 4.1 to the Registration Statement, to be entered into between California Lyon and the Trustee, and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of California Lyon, in each case establishing the terms of each such series (collectively, the “California Lyon Indenture,” and, together with the Parent Indenture, the “Indentures”), (v) guarantees of the Parent Debt Securities (the “Parent Guarantees”) by California Lyon or one or more of the guarantors identified in the Table of Additional Registrants to the Registration Statement, including the Nevada Guarantors (the “Specified Guarantors,” and collectively with California Lyon, the “Parent Guarantors”) to be issued pursuant to the Parent Indenture and (vi) guarantees of the California Lyon Debt Securities (the “California Lyon Guarantees,” and, together with the Parent Guarantees, the “Guarantees,” and those Guarantees to be executed and delivered by the Nevada Guarantors, the “Nevada Guarantees”) by Parent or one or more of the Specified Guarantors, including the Nevada Guarantors (collectively, the “California Lyon Guarantors,” and, together with the Parent Guarantors, the “Guarantors”). The Common Stock, Preferred Stock, Debt Securities and Guarantees, plus any additional Common Stock, Preferred Stock, Debt Securities and Guarantees that may be registered pursuant to any subsequent registration statement that Parent or California Lyon may hereafter file with the Commission pursuant to Rule 462(b) under the Act in connection with an offering by Parent or California Lyon contemplated by the Registration Statement, are referred to herein collectively as the “Securities.”

In connection with this opinion, we have examined:

1. Articles of Organization of Mountain Falls as filed with the Nevada Secretary of State on March 30, 2004;

2. Operating Agreement of Mountain Falls dated June 11, 2004, as amended by that certain Agreement Regarding Amendment to Operating Agreements dated June 22, 2007;

3. Articles of Organization of MFGC filed with the Nevada Secretary of State on June 4, 2004; and

4. Operating Agreement of MFGC dated June 11, 2004, as amended by that certain Agreement Regarding Amendment to Operating Agreements dated June 22, 2007; and

5. Unanimous Written Consent of the Company and the Parent Guarantors (including the Nevada Guarantors) dated June 14, 2014.

We have also examined such other records of the limited-liability company proceedings of the Nevada Guarantors as we have deemed relevant, as well as the Registration Statement and the Indentures. In our capacity as special Nevada counsel to the Nevada Guarantors in connection with such registration, we are familiar with the proceedings proposed to be

William Lyon Homes

October     , 2014

taken by the Nevada Guarantors in connection with the authorization and issuance of the Nevada Guarantees.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity with the original of all documents submitted to us as copies thereof and the truthfulness of all statements of fact set forth in the documents and records examined by us.

In providing the opinions set forth below, we have assumed that at the time of execution of the Nevada Guarantees by the Nevada Guarantors:

(a) the Parent Indenture or California Lyon Indenture, as applicable, will have been duly authorized, executed and delivered by all necessary corporate action of Parent or California Lyon, as applicable;

(b) the specific terms of a particular series of Debt Securities will have been duly established in accordance with the terms of the Parent Indenture or California Lyon Indenture, as applicable, and authorized by all necessary corporate action of Parent or California Lyon, as applicable;

(c) such Debt Securities will have been duly authorized, executed, authenticated, issued and delivered against payment therefor in accordance with the terms of the Parent Indenture or California Lyon Indenture, as applicable, and in the manner contemplated by the applicable Prospectus;

(d) such Debt Securities will be the legally valid and binding obligations of Parent or California Lyon, as applicable, enforceable against Parent or California Lyon, as applicable, in accordance with their terms;

(e) the specific terms of a particular Parent Guarantee or California Lyon Guarantee of such series of Debt Securities by a Parent Guarantor or California Lyon Guarantor will have been duly established in accordance with the appropriate Indenture and authorized by all necessary corporate, limited liability company or partnership action of such Guarantor, as applicable;

(f) if applicable, a supplement to the Indenture providing for such Parent Guarantee or California Lyon Guarantee will have been duly authorized by all necessary corporate, limited liability company or partnership action of such Guarantor, as applicable;

(g) such Parent Guarantee or California Lyon Guarantee will have been duly executed, issued and delivered in accordance with the applicable Indenture and supplement to the Indenture, if applicable, and in the manner contemplated by the applicable Prospectus.

William Lyon Homes

October     , 2014

(h) the Registration Statement, as finally amended (including all post-effective amendments) has become effective under the Act.

Based upon the foregoing and in reliance thereon, and subject to the qualifications, limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1. The Nevada Guarantees, when executed and delivered, will constitute valid and binding obligations of the respective Nevada Guarantors, enforceable in accordance with their terms.

2. If executed and delivered on the date hereof, the execution and delivery of the Nevada Guarantees by the Nevada Guarantors would not violate (i) any applicable statute, rule or regulation of the State of Nevada, or (ii) such Nevada Guarantors’ articles of organization or operating agreement.

The opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally; (ii) the effects of general equitable principles, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, whether enforcement is considered in a proceeding in equity or law; (iii) the invalidity, under certain circumstances, of provisions for the indemnification of or contribution to a party with respect to liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, and (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief.

While certain members of the firm are admitted to practice in other jurisdictions, for purposes of this letter, we have not examined any laws other than the laws of the State of Nevada, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of Nevada. This letter is given only with respect to Nevada Laws as they currently exist, and we undertake no obligation or responsibility to update or supplement this letter in response to subsequent changes in the law or future events affecting the transactions contemplated in the Registration Statement.

William Lyon Homes

October     , 2014

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matter. This opinion is being furnished to the Company solely for submission to the Commission as an exhibit to the Registration Statement and, accordingly, may not be reprinted, reproduced, or distributed to, relied upon by, quoted in any manner to, or delivered to any other person or entity without, in each instance, our prior written consent, except that we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

GREENBERG TRAURIG, LLP

Exhibit D

Form of Opinion of Davis Wright Tremaine LLP

October [—], 2014

William Lyon Homes

            and

William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, California 92660

Re:	Registration Statement on Form S-3 dated September 17, 2014

SEC File No. 333-198793

Ladies and Gentlemen:

We have acted as special counsel to certain subsidiaries identified on Schedule A hereto (the “Covered Subsidiaries”) of William Lyon Homes, a Delaware corporation (“Parent”), and William Lyon Homes, Inc., a California corporation (“California Lyon”), in connection with the filing with the Securities and Exchange Commission (the “Commission”) of the above referenced registration statement dated September 17, 2014 (as amended, the “Registration Statement”), including a base prospectus (the “Base Prospectus”). The Registration Statement provides that the Base Prospectus will be supplemented by one or more prospectus supplements (each such prospectus supplement, and together with the Base Prospectus, a “Prospectus”), under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the issue and sale by Parent and the other registrants identified in the Registration Statement of up to $600,000,000 offering price of (i) certain debt securities to be issued by Parent (the “Parent Debt Securities”) in one or more series pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between Parent and U.S. Bank National Association (the “Trustee”), and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of Parent, in each case establishing the terms of each such series (collectively, the “Parent Indenture”), (ii) certain debt securities to be issued in one or more series by California Lyon (the “California Lyon Debt Securities,” and, together with the Parent Debt Securities, the “Debt Securities”) to be issued pursuant to an Indenture, in the form filed as Exhibit 4.1 to the Registration Statement, to be entered into between California Lyon and the Trustee, and one or more supplements or officer’s certificates thereto or resolutions of the Board of Directors of California Lyon, in each case establishing the terms of each such series (collectively, the “California Lyon Indenture,” and, together with the Parent Indenture, the “Indentures”), and (iii) guarantees of (x) the Parent Debt Securities (the “Parent Guarantees”) by California Lyon, one or more of the Covered Subsidiaries, and certain other direct and indirect

October [—], 2014

subsidiaries of Parent identified on Schedule B (the “Additional Subsidiaries,” and, in their collective capacity as guarantors of the Debt Securities, the “Additional Guarantors,” and collectively with the Covered Subsidiaries, the “Guarantors”), and (y) the guarantees of the California Lyon Debt Securities (the “California Lyon Guarantees” and together with the Parent Guarantees, the “Guarantees”) by the Guarantors (other than California Lyon). The Registration Statement further relates to the registration for issuance and sale of certain equity securities to be issued in one or more classes or series by Parent or California Lyon (any and all such securities, the “Equity Securities”). The Guarantees (including any guarantees of the Debt Securities by any of the Covered Subsidiaries that may be registered pursuant to any subsequent registration statement that any of the Covered Subsidiaries may hereafter file (separately or in conjunction with Parent, California Lyon and the Additional Guarantors) with the Commission pursuant to Rule 462(b) under the Act in connection with an offering by Parent or California Lyon contemplated by the Registration Statement) are referred to herein collectively as the “Securities.”

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related applicable Prospectus, other than as expressly stated herein with respect to the issue of the Securities.

We have examined such matters of fact and questions of law as we have deemed appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Covered Subsidiaries and others as to factual matters without having independently verified such factual matters. We are opining herein as to the Washington Limited Liability Company Act (as to the Guarantors identified in Schedule A as the “Washington Guarantors”) and the Oregon Limited Liability Company Act (as to the Guarantor identified in Schedule A as the “Oregon Guarantor”), and other laws of the States of Washington and Oregon. Other than for the laws of the states of Washington (in the case of the Washington Guarantors) and Oregon (as to the Oregon Guarantor), we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or any other laws. We further express no opinion as to any matters of federal law (other than the Act as specifically referenced herein), any municipal law or the laws of any local agencies within any state (including local laws and local agencies of Oregon and Washington). With respect to matters governed by the laws of jurisdictions other than the States of Oregon and Washington, including without limitation the validity, authorization, execution, issuance, enforceability and interpretation of the Debt Securities, and as to all matters pertaining to the Equity Securities, we advise you that those matters are being passed upon by Latham & Watkins LLP, and to the extent we have deemed appropriate, we have relied upon the opinion of Latham & Watkins LLP as to such matters.

1.

When the Parent Indenture has been duly authorized, executed and delivered by all necessary corporate action of Parent, and when the specific terms of a particular series of Parent Debt Securities have been duly established in accordance with the terms of the Parent Indenture and authorized by all necessary corporate action of Parent, and such Parent Debt Securities have been duly executed, authenticated, issued and delivered against payment therefor in

October [—], 2014

accordance with the terms of the Parent Indenture and in the manner contemplated by the applicable Prospectus and by such corporate action, and when the specific terms of a particular Parent Guarantee of such series of Parent Debt Securities by a Covered Subsidiary have been duly established in accordance with such Parent Indenture and authorized by all necessary corporate, limited liability company or partnership action of such Covered Subsidiary, as applicable, and when a supplement to the Parent Indenture providing for such Parent Guarantee has been duly authorized by all necessary limited liability company action of such Covered Subsidiary, and when such Parent Guarantee has been duly executed, issued and delivered in accordance with the Parent Indenture and such supplement to the Parent Indenture and in the manner contemplated by the applicable Prospectus and such limited liability company, such Parent Guarantee will be a legally valid and binding obligation of such Covered Subsidiary, enforceable against such Covered Subsidiary in accordance with its terms.

2.	When the California Lyon Indenture has been duly authorized, executed and delivered by all necessary corporate action of California Lyon, and when the specific terms of a particular series of California Lyon Debt Securities have been duly established in accordance with the terms of the California Lyon Indenture and authorized by all necessary corporate action of California Lyon, and such California Lyon Debt Securities have been duly executed, authenticated, issued and delivered against payment therefor in accordance with the terms of the California Lyon Indenture and in the manner contemplated by the applicable Prospectus and by such corporate action, and when the specific terms of a particular California Lyon Guarantee of such series of California Lyon Debt Securities by a Covered Subsidiary have been duly established in accordance with such California Lyon Indenture and authorized by all necessary limited liability company action of such Covered Subsidiary, and when a supplement to the California Lyon Indenture providing for such California Lyon Guarantee has been duly authorized by all necessary limited liability company action of such Covered Subsidiary, and when such California Lyon Guarantee has been duly executed, issued and delivered in accordance with the California Lyon Indenture and such supplement to the California Lyon Indenture and in the manner contemplated by the applicable Prospectus and such corporate, limited liability company or partnership action, as applicable, such California Lyon Guarantee will be a legally valid and binding obligation of such Covered Subsidiary, enforceable against such Covered Subsidiary in accordance with its terms.

We have been engaged for the limited purpose of rendering the opinions herein. Except as expressly set forth herein, we have not undertaken any independent investigation in support of the opinions expressed in this letter and we have relied solely upon our review of the foregoing documents in rendering the same. We have assumed the genuineness of all signatures, the authenticity of documents, certificates and records submitted to us as originals, the conformity to the originals of all documents, certificates and records submitted to us as certified or reproduction copies, the legal capacity of all natural persons executing documents, certificates and records, and the completeness and accuracy as of the date of this opinion letter of the information contained in such documents, certificates and records.

October [—], 2014

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, receivership, fraudulent transfer and other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief.

With your consent, we have assumed (a) that each of the Debt Securities and the Guarantees and the Indentures governing such Securities (collectively, the “Documents”) has been or will be duly authorized, executed and delivered by the parties thereto, (b) that each of the Documents constitutes or will constitute legally valid and binding obligations of the parties thereto other than the Covered Subsidiaries, enforceable against each of them in accordance with their respective terms, and (c) that the status of each of the Documents as legally valid and binding obligations of the parties will not be affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or to make required registrations, declarations or filings with, governmental authorities.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained in the Prospectus under the heading “Legal Matters.” We further consent to the incorporation by reference of this letter and consent into any registration statement or post-effective amendment to the Registration Statement filed pursuant to Rule 462(b) under the Act with respect to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

This opinion letter is delivered as of its date and without any undertaking to advise you of any changes of law or fact that occur after the date of this opinion letter even though the changes may affect a legal analysis or conclusion or an information confirmation in this opinion letter.

Very truly yours,

Davis Wright Tremaine, LLP

October [—], 2014

Schedule A

Covered Subsidiaries

Washington Subsidiaries

460 Central, L.L.C., a Washington limited liability company

Baseline Woods SFD I, L.L.C., a Washington limited liability company

Baseline Woods SFD II, L.L.C., a Washington limited liability company

Baseline Woods West, L.L.C., a Washington limited liability company

Bethany Creek Falls, L.L.C, a Washington limited liability company

Brownstone At Issaquah Highlands, L.L.C., a Washington limited liability company

Bryant Heights, L.L.C., a Washington limited liability company

Bull Mountain Ridge, L.L.C., a Washington limited liability company

Calais At Villebois, L.L.C., a Washington limited liability company

Cascadian King Company, L.L.C., a Washington limited liability company

Cascara At Redmond Ridge, L.L.C., a Washington limited liability company

Cedar Falls Way LLC, a Washington limited liability company

Cornelius Pass Townhomes, L.L.C., a Washington limited liability company

Edgewater Tualatin, L.L.C., a Washington limited liability company

Grande Pointe At Villebois, L.L.C., a Washington limited liability company

High Point III, L.L.C., a Washington limited liability company

Highcroft at Sammamish, L.L.C., a Washington limited liability company

Issaquah Highlands Investment Fund, L.L.C., a Washington limited liability company

Les Bois At Villebois, L.L.C., a Washington limited liability company

Mill Creek Terrace, L.L.C., a Washington limited liability company

Murray & Weir SFD, L.L.C., a Washington limited liability company

October [—], 2014

Orenco Woods SFD, L.L.C., a Washington limited liability company

Peasley Canyon Homes, L.L.C., a Washington limited liability company

PNW Cascadian Company, L.L.C., a Washington limited liability company

Polygon At Brenchley Estates, L.L.C., a Washington limited liability company

Polygon At Sunset Ridge, L.L.C., a Washington limited liability company

Polygon At Villebois II, L.L.C., a Washington limited liability company

Polygon At Villebois III, L.L.C., a Washington limited liability company

Polygon At Villebois IV, L.L.C., a Washington limited liability company

Polygon At Villebois V, L.L.C., a Washington limited liability company

Polygon Northwest Company, L.L.C., a Washington limited liability company

Polygon Paymaster, L.L.C., a Washington limited liability company

Ridgeview Townhomes, L.L.C., a Washington limited liability company

Riverfront MF, L.L.C., a Washington limited liability company

Riverfront SF, L.L.C., a Washington limited liability company

Silverlake Center, L.L.C., a Washington limited liability company

Spanaway 230, L.L.C., a Washington limited liability company

Sparrow Creek, L.L.C., a Washington limited liability company

The Reserve At Maple Valley, L.L.C., a Washington limited liability company

The Reserve At North Creek, L.L.C., a Washington limited liability company

Twin Creeks At Cooper Mountain, L.L.C., a Washington limited liability company

Viewridge At Issaquah Highlands, L.L.C., a Washington limited liability company

W.R. Townhomes F, L.L.C., a Washington limited liability company

October [—], 2014

Oregon Subsidiary

Cascadian South L.L.C., an Oregon limited liability company

October [—], 2014

Schedule B

Additional Guarantors

1. California Equity Funding, Inc., a California corporation

2. PH-LP Ventures, a California corporation

3. Duxford Financial, Inc., a California corporation

4. Sycamore CC, Inc., a California corporation

5. Presley CMR, Inc., a California corporation

6. PH-Rielly Ventures, a California corporation

7. HSP Inc., a California corporation

8. PH Ventures-San Jose, a California corporation

9. Presley Homes, a California corporation

10. WLH Enterprises, a California general partnership

11. Lyon East Garrison Company I, LLC, a California limited liability company

12. Lyon Waterfront LLC, a Delaware limited liability company

13. Polygon WLH LLC, a Delaware limited liability company

14. William Lyon Southwest, Inc., an Arizona corporation

15. Circle G at the Church Farm North Joint Venture, LLC, an Arizona limited liability company

16. Mountain Falls, LLC, a Nevada limited liability company

17. Mountain Falls Golf Course, LLC, a Nevada limited liability company